EXHIBIT 28.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                           UNAUDITED FINANCIAL STATEMENTS

                              FOR THE SIX MONTHS ENDED

                               JUNE 30, 1995 AND 1994

                           PART I - FINANCIAL INFORMATION

      ITEM 1.  FINANCIAL STATEMENTS

      a)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                                    BALANCE SHEET
                                     (Unaudited)
                                   (in thousands)



                                                             June 30,    December 31,
                                                               1995          1994
       Assets
            Cash                                           $   1,570     $   1,936

            Securities available for sale                        402           390

            Prepaid expenses and other assets                  3,216         3,121
            Investments in limited partnerships                2,508         2,508

            Due from affiliates                                   --            10

            Investment properties:
                  Land                                        13,337        13,418

                  Building and related personal
                        equipment                             95,789        95,171

                                                             109,126       108,589

                  Less accumulated depreciation              (51,059)      (48,364)
                                                              58,067        60,225

                                                           $  65,763     $  68,190

       Liabilities and Partners' Deficit

            Accounts payable and accrued expenses          $   1,725     $   1,781
            Mortgage notes and interest payable               24,245        24,441

            Master loan and interest payable                 194,843       185,442

            Due to affiliates                                     --         1,318

                                                             220,813       212,982
       Partners' Deficit

            General partner                                   (1,537)       (1,434)

            Limited partners                                (153,513)     (143,358)
                                                            (155,050)     (144,792)

                                                           $  65,763     $  68,190

                   See Accompanying Notes to Financial Statements

      b)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                              STATEMENTS OF OPERATIONS
                                     (Unaudited)

                                   (in thousands)


                                           Three Months Ended         Six Months Ended
                                               June 30,                   June 30,
                                            1995        1994         1995        1994

       Revenues:
          Rental income                   $ 3,894      $ 4,602      $  8,052    $ 9,077

          Interest and distribution
             income from investments           46            9            70         15

                Total revenues              3,940        4,611         8,122      9,092
       Expenses:

          Property operations               2,018        2,512         4,509      5,146

          Depreciation and amortization     1,458        1,444         2,920      2,897

          Interest                          5,290        4,992        10,584      9,928
          Administrative                      209          145           367        283

                Total expenses              8,975        9,093        18,380     18,254

                      Net loss            $(5,035)     $(4,482)     $(10,258)   $(9,162)

       Net loss allocated
          to general partner  (1%)        $   (50)     $   (45)     $   (103)  $    (92)
       Net loss allocated
          to limited partners (99%)        (4,985)      (4,437)      (10,155)    (9,070)

                                          $(5,035)     $(4,482)     $(10,258)   $(9,162)



                   See Accompanying Notes to Financial Statements

      c)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     STATEMENT OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

                   For the Six Months Ended June 30, 1995 and 1994
                                   (in thousands)





                                                  General     Limited
                                                  Partner     Partners       Total

       Partners's deficit at December 31, 1993    $(1,235)    $(123,635)  $(124,870)
       Net loss for the six months ended
          June 30, 1994                               (92)       (9,070)     (9,162)

       Partners' deficit at June 30, 1994         $(1,327)    $(132,705)  $(134,032)


       Partners' deficit at December 31, 1994     $(1,434)    $(143,358)  $(144,792)
       Net loss for the six months ended
          June 30, 1995                              (103)     (10,155)     (10,258)

       Partners' deficit at June 30, 1995         $(1,537)    $(153,513)  $(155,050)



                   See Accompanying Notes to Financial Statements

      d)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                              STATEMENTS OF CASH FLOWS
                                     (Unaudited)
                                   (in thousands)


                                                               Six Months Ended
                                                                    June 30,
                                                              1995            1994

       Cash flows from operating activities:
          Net loss                                         $(10,258)        $(9,162)

          Adjustments to reconcile net loss to net cash provided by operating activities:

           Depreciation and amortization                      2,953           2,897
           Change in accounts:

               Prepaid expenses and other assets               (354)           (227)

               Accounts payable and accrued expenses            (55)           (329)

               Interest on master loan                        9,401           7,854
               Due to affiliates                             (1,308)            485

               Interest payable                                  20              --

                   Net cash provided by
                     operating activities                       399           1,518

       Cash flows from investing activities:
          Property improvements and replacements               (537)           (785)

          Proceeds from sale of securities
           available for sale                                 9,617              --

          Purchase of securities available for sale          (9,629)             --

                   Net cash used in investing
                     activities                                (549)           (785)
       Cash flow used in financing activities:

          Payments on notes payable                            (216)           (269)

          Payments on master loan                                --             (43)

                   Net cash used in financing
                     activities                                (216)           (312)

                   See Accompanying Notes to Financial Statements

      d)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                        STATEMENTS OF CASH FLOWS (continued)
                                     (Unaudited)
                                   (in thousands)


                                                               Six Months Ended
                                                                   June 30,

                                                              1995             1994

       Net (decrease) increase in cash                      $  (366)        $   421

       Cash at beginning of period                            1,936           1,506

       Cash at end of period                                $ 1,570         $ 1,927
       Supplemental disclosure of cash flow
          information:

          Cash paid for interest                            $ 2,457         $ 1,581


                   See Accompanying Notes to Financial Statements

      e)           CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                            NOTES TO FINANCIAL STATEMENTS
                                     (Unaudited)



      Note A - Basis of Presentation

         The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the General Partner, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 1995, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1995.

         Certain reclassifications have been made to the 1994 information to conform to the 1995 presentation.

      Consolidation

         In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between Consolidated Capital Equity Partners/Two, L.P. ("Partnership"), as successor to EP/2, and Anderson CC 2, respectively. The Partnership's investment in CC Office Associates is consolidated in the Partnership's financial statements.
      No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to the Partnership.

      Investments in Limited Partnerships

         The investments in limited partnerships represent certain interests in four affiliated limited partnerships that were contributed by EP/2's general partners to the Partnership. These investments are stated at the lower of estimated fair value of the interests at the time of contribution to the Partnership or the current estimated fair value of the interests.

      Note B - Related Party Transactions

         The Partnership paid property management fees based upon collected gross rental revenues for property management services as noted below for the six month periods ended June 30, 1995 and 1994. For the six months ended June 30, 1994, a portion of such property management fees were paid to the property management companies performing day-to-day property management services and a portion was paid to Partnership Services, Inc. ("PSI") for advisory services related to day-to-day property operations. Coventry Properties, Inc. ("Coventry"), an affiliate of the General Partner, provided day-to-day property management responsibilities for four of the Partnership's properties under the same management fee arrangement as the unaffiliated management companies. In late December 1994, an affiliate of Insignia assumed day-to-day property management responsibilities for all of the Partnerships' properties. Fees paid to affiliates of Insignia during the six months ended June 30, 1995, and fees paid to Coventry and PSI for the six months ended June 30, 1994, are reflected in the following table.

         Also, the Partnership is subject to an Investment Advisory Agreement between the Partnership and an affiliate of ConCap Holdings, Inc. ("CHI"). This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for the Partnership's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:


                                                          For the Six Months Ended
                                                                 June 30,
                                                          1995              1994
                                                               (in thousands)

          Property management fees                       $414                $254

          Investment advisory fees                         91                  96

         Property management fees increased for the six months ended June 30, 1995, compared to the six months ended June 30, 1994, due to the fact that only four of the Partnership's investment properties were managed by Coventry during the six months ended June 30, 1994. All of the Partnership's investment properties were managed by an affiliate of Insignia during the six months ended June 30, 1995.

         The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of Partnership activities.

         The General Partner and its current and former affiliates which includes Coventry for the six months ended June 30, 1995 and 1994, received reimbursements as reflected in the following table:



                                                       For the Six Months Ended
                                                              June 30,
                                                       1995                  1994
                                                             (in thousands)

          Reimbursement for services of affiliates       $232                $114

         Reimbursements for services of affiliates increased during the six months ended June 30, 1995, compared to the six months ended June 30, 1994, due to increased expense reimbursements related to the combined efforts of the Dallas and Greenville offices during the transition period for the six months ended June 30, 1995. These increased costs related to the transition efforts were incurred to minimize any disruption in the year-end reporting function including the financial reporting and K-1 preparation and distribution. The General Partner expects administrative expenses to be reduced beginning in the third quarter of 1995 as the transition efforts are now complete.

         In addition to the compensation and reimbursements described above, interest payments are made to, and loan advances are received from, CCIP/2 pursuant to the New Master Loan Agreement, which is described more fully in the 1994 Annual Report. No advances under the new Master Loan Agreement were made during the six months ended June 30, 1995, and June 30, 1994.

      Note C - Master Loan and Accrued Interest Payable

         The Master Loan and accrued interest payable balances at June 30, 1995 and December 31, 1994, are $194.8 million and $185.4 million, respectively.

      Terms of Master Loan Agreement

         Under the terms of the Master Loan Agreement, interest accrues at 10% per annum. The interest rates for each of the six month periods ended June 30, 1995 and 1994 was 10%. Interest payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan. Any net proceeds from sale or refinancing of any of the Partnership's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

      Note D - Notes Payable

         The Village Brooke Apartments, located in Cincinnati, Ohio, secures approximately $6.7 million of first mortgage debt that matured in June 1995 and is superior to the Partnership's related obligation under the Master Loan of approximately $3.6 million. The General Partner is negotiating with the lender to extend the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.

         The Richmond Plaza Office Building, located in Richmond, Virginia, secures approximately $14.5 million in mortgage debt which is superior to the Partnership's related obligation under the Master Loan of approximately $5.4 million. In March 1995, the General Partner negotiated a three month extension with the lender which extends the maturity of the mortgage debt to June 1995. In June 1995, the General Partner negotiated an additional three month extension with the lender which extends the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in negotiations with the lender.